Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288705

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 1 DATED APRIL 16, 2026

TO THE PROSPECTUS DATED APRIL 7, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of May 1, 2026;
•
to disclose the calculation of our March 31, 2026 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests; and
•
to provide an update on the status of our current public offering (the “Offering”).

May 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of May 1, 2026 (and repurchases as of April 30, 2026) is as follows:

Transaction Price (per share)
Class S	$19.82
Class T	$19.83
Class D	$19.40
Class I	$19.65

The May 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of March 31, 2026. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

March 31, 2026 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of March 31, 2026 along with the immediately preceding month.

SREIT-SUP1-0426

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of March 31, 2026 ($ and shares/units in thousands):

Components of NAV	March 31, 2026
Investments in real estate	$20,937,275
Investment in real estate debt	943,107
Cash and cash equivalents	211,144
Restricted cash	220,642
Other assets	124,296
Debt obligations	(11,797,601)
Secured financings on investments in real estate debt	(565,864)
Subscriptions received in advance	(200)
Other liabilities	(1,884,033)
Performance participation accrual	—
Management fee payable	(6,757)
Accrued stockholder servicing fees (1)	(2,662)
Non-controlling interests in consolidated entities	(121,971)
Net asset value	$8,057,376
Number of outstanding shares/units	408,864

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of March 31, 2026, we have accrued under GAAP $215.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of March 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,436,930	$92,218	$476,130	$3,659,381	$392,717	$8,057,376
Number of outstanding shares/units	173,413	4,651	24,539	186,271	19,990	408,864
NAV Per Share/Unit as of March 31, 2026	$19.82	$19.83	$19.40	$19.65	$19.65

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the March 31, 2026 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.9%	5.5%
Industrial	7.3%	5.8%
Office	8.0%	6.8%
Other	8.3%	6.7%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third party appraisers, as applicable, per the terms of our valuation guidelines. The Advisor reviews the assumptions from each of the appraisals. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.9)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.8%	+2.4%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.3)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of February 28, 2026 ($ and shares/units in thousands):

Components of NAV	February 28, 2026
Investments in real estate	$20,958,740
Investment in real estate debt	981,319
Cash and cash equivalents	198,609
Restricted cash	217,872
Other assets	169,766
Debt obligations	(11,771,107)
Secured financings on investments in real estate debt	(588,791)
Subscriptions received in advance	(49)
Other liabilities	(1,916,710)
Performance participation accrual	—
Management fee payable	(6,810)
Accrued stockholder servicing fees (1)	(2,426)
Non-controlling interests in consolidated entities	(121,588)
Net asset value	$8,118,825
Number of outstanding shares/units	409,891

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of February 28, 2026, we have accrued under GAAP $218.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of February 28, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,467,615	$93,738	$480,511	$3,682,237	$394,724	$8,118,825
Number of outstanding shares/units	174,078	4,704	24,637	186,482	19,990	409,891
NAV Per Share/Unit as of February 28, 2026	$19.92	$19.93	$19.50	$19.75	$19.75

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

On June 6, 2025, our board of directors amended our share repurchase plan. The amendments include, among other things, that beginning with repurchases during the month of June 2025, we limit share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month), which is an increase from the prior limit of 0.33% of NAV per month. In addition, beginning July 1, 2025, the share repurchase plan has been amended such that we limit share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter), an increase from the prior limit of 1.0% of NAV per quarter.

In January 2026, we received repurchase requests in excess of the 0.5% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for January 2026 on a pro rata basis up to the 0.5% monthly limitation. As such, approximately 3% of each stockholder’s January repurchase request was satisfied, and we repurchased approximately 1.9 million shares of common stock representing a total of approximately $38.7 million.

In February 2026, we received repurchase requests in excess of the 0.5% monthly limit. As per the terms of our share repurchase plan, we honored all repurchase requests for February 2026 on a pro rata basis up to the 0.5% monthly limitation. As such, approximately 3% of each stockholder’s February repurchase request was satisfied, and we repurchased approximately 1.9 million shares of common stock representing a total of approximately $38.5 million.

In March 2026, we received repurchase requests in excess of the 1.5% quarterly limits. As per the terms of our share repurchase plan, we honored all repurchase requests for March 2026 on a pro rata basis up to the 1.5% quarterly limitation. As such, approximately 3% of each stockholder’s March repurchase request was satisfied, and we repurchased approximately 1.9 million shares of common stock representing a total of approximately $38.6 million.

Status of our Current Public Offering

This Offering was declared effective by the SEC on February 4, 2026 and we are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in our primary offering and up to $0.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 119,704 shares of our common stock (consisting of 14,808 Class S shares and 104,896 Class I shares) in the primary offering for total proceeds of approximately $2.4 million and (ii) 1,068,386 shares of our common stock (consisting of 513,810 Class S shares, 21,874 Class T shares, 41,171 Class D shares and 491,531 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $21.2 million. As of March 31, 2026, our aggregate NAV was approximately $8.1 billion. We intend to continue selling shares in the Offering on a monthly basis.